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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

The Brink's Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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October 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,065,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,065,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,065,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS......................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,065,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,065,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,065,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                This Amendment No. 8 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink's Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 8 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 8 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004 ("Original 13D").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The total purchase price of the 4,065,200 shares of Common Stock (the “Shares”) purchased by MMI Investments was $103,786,045; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.

                 On April 20, 2005, MMI Investments submitted to the Issuer's Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI's views concerning the desirability of the Issuer exiting BAX.

                 On December 15, 2006, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 3 hereto concerning a then-intended stockholder value proposal by an unaffiliated stockholder of the Issuer. A copy of the cover letter used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 4 hereto.

                 On March 30, 2007, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 5 hereto recommending that the Issuer consider a spin-off of one of its two business segments for the reasons described in such presentation. A copy of the letter, with related enclosure, used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 6 hereto.

                 On July 11, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter, with attachments, filed as Exhibit 7 hereto presenting MMI's views concerning the potential desirability of a spin-off of one of its two business segments.

                 In order to retain its flexibility to determine to increase MMI Investments’ holdings of Common Stock to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on August 8, 2007 notified the Issuer and filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and request early termination of the waiting period pursuant to the HSR Act. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on August 24, 2007. The Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million) in total market value of Common Stock at the time of such purchase. However, MMI Investments does not currently intend to purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of approximately $434 million based on the number of shares outstanding at August 1, 2007 and the closing price on October 17, 2007).

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                 On October 18, 2007, MMI Investments issued a press release announcing its intent to nominate four people for election as directors at the 2008 Annual Meeting of Stockholders and its intent to submit formal notice to the Issuer by the January 5, 2008 deadline pursuant to the Issuer's bylaws. A copy of the press release is attached as Exhibit 8 hereto and is incorporated herein by reference.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 48,496,179 shares of Common Stock outstanding as of August 1, 2007, as reported in the Issuer’s Form 10-Q filed on August 2, 2007, the Shares owned by MMI Investments represent approximately 8.4% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                 Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: October 18, 2007

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET ACQUISITIONS BY MMI INVESTMENTS
DURING THE PAST 60 DAYS OR SINCE THE MOST
RECENT FILING ON SCHEDULE 13D
(WHICHEVER IS LESS)

Trade Date	Number of Shares	Price/Share
10/12/07 10/15/07	34,100 23,100	$ 60.31 60.02

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
2.
Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
3.
Presentation and related attachments, dated December 15, 2006, of MMI Investments regarding its intended vote with respect to the Stockholder Value Proposal and the reasons therefor (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
4.
Cover letter, dated December 15, 2006, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
5.
Presentation and related attachments, dated March 30, 2007, of MMI Investments regarding consideration of a spin-off transaction (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
6.
Letter, dated March 30, 2007, from MMI Investments to the Board of Directors of the Brink's Company and related enclosure (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
7.
Letter, dated July 11, 2007, from MMI Investments to the Board of Directors of The Brink’s Company and related attachments (incorporated by reference to Exhibit 7 to Amendment No. 6 to the Schedule 13D filed on July 12, 2007).
8.
Press Release of MMI Investments dated October 18, 2007, stating that MMI Investments intends to submit by the January 5, 2008 deadline its formal notice of nominees for election as directors at the 2008 Annual Meeting of Stockholders.

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Exhibit 8

NEWS RELEASE

Investor Contact:	Media Contact:
Mark Harnett	Jeff Siegel
MacKenzie Partners, Inc.	Monarch Communications
(212) 929-5877	(516) 569-4271

MMI ANNOUNCES INTENT TO NOMINATE DIRECTORS

TO THE BRINK’S COMPANY BOARD

NEW YORK, NY, October 18, 2007 - - MMI Investments, L.P. today announced its intent to nominate four director candidates for election at the 2008 Annual Meeting of The Brink’s Company (NYSE: BCO). MMI is the second largest shareholder of Brink’s with 4,065,200 shares or 8.4% of the shares outstanding.

Clay Lifflander, Portfolio Manager of MMI, stated, “As one of the largest shareholders of Brink’s, we are announcing our intent to nominate four highly qualified candidates to its board. These director nominees will seek to maximize value for shareholders of Brink’s by exploring all strategic and financial opportunities available and decisively pursuing a course of action. In spite of our numerous contacts with the company, its board and management remain unwilling to take action to address Brink’s long-term, sustained undervaluation. This board’s lack of communication and unwillingness to address these blatant missed opportunities leave us no recourse but to pursue the election of an alternative director slate.”

MMI, which first purchased Brinks shares in 2003, has previously publicly released its analysis of Brinks’ strategic alternatives in filings with the SEC (available at www.sec.gov), beginning in 2005 with its demand for a sale of Brink’s BAX Global subsidiary, which subsequently was sold for approximately $1.1 billion.

The names of the director nominees will be provided to the company when MMI submits the official notice of nominations pursuant to the company’s bylaws.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

MMI Investments, L.P., a Delaware limited partnership ("MMI Investments"), together with the other participants named herein, intends to make a preliminary filing with the SEC of a proxy statement and an accompanying proxy card to be used to solicit votes in connection with the solicitation of proxies in support its director nominees at the 2008 Annual Meeting of Stockholders of The Brink’s Company (the "Company").

MMI INVESTMENTS ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WHEN AND IF AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC. BY CALLING (800) 322-2885. ANY SUCH PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.

MMI Investments is the beneficial owner of 4,065,200 shares of common stock, $1 par value per share (the “Common Stock”), of the Company, which shares represent approximately 8.4% of the outstanding Common Stock. Additional “participants” in the solicitation of proxies contemplated by the Proxy Statement, as defined in the proxy rules promulgated by the SEC, are MCM Capital Management, LLC; John S. Dyson; Clay B. Lifflander; Alan L. Rivera; Jerome J. Lande; Craig Rosenblum and John W. Powers. Except for the shares owned by MMI Investments, which the additional participants may be deemed to beneficially own under SEC rules, none of the additional participants owns any Common Stock of the Company. Additional information concerning MMI Investments and the other participants in the solicitation will be included in the Proxy Statement.

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